December 22, 2014

John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-1090

Re:                             Responses to the Securities and Exchange Commission
Staff (“Staff”) Comments dated December 19, 2014, regarding
Platinum Group Metals Ltd.
Form 40-F for the Fiscal Year Ended August 31, 2014
Filed November 26, 2014
File No. 001-33562

Dear Mr. Reynolds:

This letter responds to the Staff’s comments set forth in the December 19, 2014 letter regarding the above-referenced Form 40-F (the “Annual Report”) for Platinum Group Metals Ltd. (the “Company”).  For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the Staff, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Form 40-F for the Fiscal Year Ended August 31, 2014

Exhibit 99.1

Description of the Company’s Business
Waterberg JV Project Page 12

Staff Comment No. 1.

We note your disclosure that your preliminary economic assessment is no longer valid.  Additionally, we note that you include a mine life and annual production rate based on the results of your preliminary economic assessment in your filing.  Our understanding of National Instrument 43-101 (“NI 43-101”) with respect to a preliminary economic assessment that is based on inferred resources is that the language in section 2.3(3) of National Instrument 43-101 should be included with the disclosure.  Please advise.

December 22, 2014

Platinum Group Metals Ltd.’s Response:

On June 12, 2014, the Company announced an increase in the inferred mineral resource estimate at the Waterberg joint venture project and an initial estimated inferred mineral resource at the Waterberg extension project (together the “Waterberg Projects”).  As a result of the increase in estimated inferred mineral resources, the Company no longer considered the preliminary economic assessment prepared in early 2014 (the “PEA”) to be current or valid.  In July 2014, the Company published the related technical report titled “Revised and Updated Mineral Resource Estimate for the Waterberg Joint Venture and the Waterberg Extension Projects, South Africa”, dated effective June 12, 2014 in support of the June 12, 2014 announcement.  In November 2014, following the announcement of additional drilling results, the Company published a further updated technical report with the same title, dated effective October 21, 2014 (the “Waterberg Report”).  The Waterberg Report was the current technical report for the Waterberg Projects on the date the Company filed the Annual Report (which included the Company’s Canadian annual information form (the “AIF”)).

The statements to which the Staff refer on page 11 of the AIF were included for historical purposes only, based on the inclusion of such statements in the Waterberg Report’s historical summary of developments on the Waterberg Projects.  The Company did not intend for shareholders to consider such statements as a current projection or analysis, and accordingly stated on page 11 of the AIF that:

“With the release of the Waterberg Report, there is no longer a current preliminary economic analysis for the Waterberg JV Project and the PEA is no longer valid.”

In addition, the Company stated on page 111 of the AIF that:

“As disclosed in the Company’s press release dated October 21, 2014, the PEA is outdated and no longer valid. The current technical report for the Waterberg Projects is the Updated Waterberg Report.  Accordingly, neither the PEA or the material change report dated February 14, 2014 should be relied upon.”

The Company recently filed a preliminary short form prospectus dated December 10, 2014 with the British Columbia Securities Commission (the “BCSC”).  The BCSC in its comments also considered the issue of compliance with section 2.3(3)(a) of NI 43-101.  As a result of this comment, the Company amended the disclosure in the Waterberg Report and the draft final short form prospectus in respect of the PEA-related information, and on December 19, 2014 filed an amended and restated Waterberg Report with the BCSC that removed the reference to the mine life and production rate referenced from the PEA.

Upon receiving the amended and restated Waterberg Report and the draft final short form prospectus, the BCSC indicated via SEDAR on December 19, 2014 that the Company was cleared to file the final short form prospectus (evidencing that the Company had satisfactorily addressed the BCSC’s comments), and, upon the Company filing the final short form prospectus, the BCSC issued a final receipt in respect of the final short form prospectus.  The BCSC did not require the Company to amend the AIF given the filing of the amended and restated Waterberg Report and the existing clarifying

December 22, 2014

disclosure in the AIF that the PEA was no longer current or valid and should not be relied upon.

The Company has submitted the amended and restated Waterberg Report via EDGAR on Form 6-K, will not refer to the results of the PEA in its future filings, and will continue to clarify in its future filings that the PEA is no longer valid and should not be relied upon.

Mineral Property Interests
Waterberg Projects
Mineral Resources page 64

Staff Comment No. 2.

Please tell us the mineral pricing, costs, and calculation used to determine the cut-off grade for each zone in your Waterberg resource. In future filings include this information in your disclosure.

Platinum Group Metals Ltd.’s Response:

The material mineral pricing, costs and calculations used to determine the cut-off grade for each zone in the Waterberg Projects’ inferred mineral resource were as follows:

•                  Mineral pricing:  US$1,586 per ounce platinum; US$701 per ounce palladium; and US$1,549 per ounce gold; US$7,886 per tonne copper; and US$18,404 per tonne nickel;

•                  Exchange rate:  10 Rand = US$1.00; and

•                  Costs and calculations —  A cost of US$ 70/t was used for the cut-off

At the time of the resource model update work the PEA was current and was a reasonable study for consideration of cut-off. The prices and cost information are reasonable for cut-off estimation purposes. The Company agrees that, if appropriate in a resource report, and if a new preliminary economic assessment, pre-feasibility study or feasibility study is issued with respect to the Waterberg Projects, the Company will disclose in its filings the material assumptions used to determine the cut-off grade.

Staff Comment No. 3.

It appears that no cut-off was used for your T2 zone. If true, please tell us why no cut-off was used for the estimation of this zone and clarify in future filings.

December 22, 2014

Platinum Group Metals Ltd.’s Response:

A marginal cut-off of 0.01 g/t was used for the T2 zone. The model was completed on a seam model basis.  See Section 14.1.1 of the Waterberg Report.  We will clarify this in future filings.

Staff Comment No. 4.

Please tell us the search criteria used for each zone with respect to the determination of your Waterberg resource.

The following search criteria were used:

Table 14.9_1

Waterberg Projects

Estimation Search Parameters (F — Layers)

Search Parameter	Value
Anisotropy	Omnidirectional
	First	Second	Third
Search volume radius — plan	500m	1500m	1500m
Search volume radius - vertical	9m	18m	18m
Minimum number of samples	12	12	3
Maximum number of samples	36	36	36
Maximum number of samples per borehole	3
Dip direction of search ellipsoid	Interpolated into model
Dip direction of search ellipsoid	Interpolated into model

Table 14.9_1

Waterberg JV Project

Sample Search Parameters

		First Search Volume			Second Search Volume			Third Search Volume
	Estimation	Radius	No of Samples		Radius	No of Samples		Radius	No of Samples
Horizon	Method	(m)	Min	Max	(m)	Min	Max	(m)	Min	Max
T - Zone	IDW(2)	500	3	12	750	3	12	1,500	1	20

December 22, 2014

Platinum Group Metals Ltd.’s Response:

Staff Comment No. 5.

Please tell us if the Waterberg resources are presented on a 100% percent basis and clarify your interest in future filings.

Platinum Group Metals Ltd.’s Response:

The Waterberg Projects’ resources are presented on a 100% basis.  We will clarify our interest in future filings.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of the response letter.  If you should have any questions regarding the Annual Report, please do not hesitate to contact Frank Hallam at (604) 899-5450 or our counsel, Chris Doerksen, at (206) 903-8856.  If you have any questions regarding scientific or technical matters in this response, you may also contact R. Michael Jones at (604) 899-5450 or Cell (604) 897-9845.

Sincerely,

Platinum Group Metals Ltd.

“R. Michael Jones”
R. Michael Jones. P. Eng
Chief Executive Officer

cc:           Chris Doerksen, Dorsey & Whitney LLP